Exhibit 4.4

Execution Version

AGREEMENT AS TO EXPENSES AND LIABILITIES

AGREEMENT AS TO EXPENSES AND LIABILITIES, dated as of May 6, 2008, between Fifth Third Bancorp, an Ohio corporation (the “Sponsor”), and Fifth Third Capital Trust VII, a Delaware statutory trust (the “Issuer Trust”).

WHEREAS, the Issuer Trust intends to issue its Common Securities (the “Common Securities”) to, and acquire Debentures from, the Sponsor and to issue and sell 8.875% Trust Preferred Securities (the “Trust Preferred Securities”) with such powers, preferences and special rights and restrictions as are set forth in the Amended and Restated Declaration of Trust, dated as of May 6, 2008, among the Sponsor, as sponsor, Wilmington Trust Company, as Property Trustee and Delaware Trustee, and the Administrative Trustees named therein, as the same may be amended from time to time (the “Amended Declaration”);

WHEREAS, the Sponsor will own all of the Common Securities of the Trust and will issue the Debentures;

WHEREAS, terms used but not defined herein have the meanings set forth in the Amended Declaration;

NOW, THEREFORE, for good and valid consideration, the receipt and sufficiency of which are hereby acknowledged:

ARTICLE I

SECTION 1.1. Guarantee by the Sponsor. Subject to the terms and conditions hereof, the Sponsor hereby irrevocably and unconditionally guarantees to each person or entity to whom the Issuer Trust is now or hereafter becomes indebted or liable (the “Beneficiaries”) the full payment, when and as due, of any and all Obligations (as hereinafter defined) to such Beneficiaries. As used herein, “Obligations” means any costs, expenses or liabilities of the Issuer Trust, other than obligations of the Issuer Trust to pay to holders of any Trust Securities the amounts due such holders pursuant to the terms of the Trust Securities. This Agreement is intended to be for the benefit of, and to be enforceable by, all such Beneficiaries, whether or not such Beneficiaries have received notice hereof.

SECTION 1.2. Subordination of Guarantee. The guarantee and other liabilities and obligations of the Sponsor under this Agreement shall constitute unsecured obligations of the Sponsor and shall rank subordinate and junior in right of payment to all Senior Indebtedness (as defined in the Indenture) of the Sponsor to the extent and in the manner set forth in the Indenture with respect to the Debentures, and the provisions of Article XIII of the Indenture will apply, mutatis mutandis, to the obligations of the Sponsor hereunder. The obligations of the Sponsor hereunder do not constitute Senior Indebtedness (as defined in the Indenture) of the Sponsor.

SECTION 1.3. Term of Agreement. This Agreement shall terminate and be of no further force and effect upon the dissolution of the Issuer Trust, provided,

however, that this Agreement shall continue to be effective or shall be reinstated, as the case may be, if at any time any holder of Trust Preferred Securities or any Beneficiary must restore payment of any sums paid under the Trust Preferred Securities, under any Obligation, under the Guarantee Agreement dated as of the date hereof by the Sponsor and Wilmington Trust Company, as guarantee trustee, or under this Agreement for any reason whatsoever. This Agreement is continuing, irrevocable, unconditional and absolute.

SECTION 1.4. Waiver of Notice. The Sponsor hereby waives notice of acceptance of this Agreement and of any Obligation to which it applies or may apply, and the Sponsor hereby waives presentment, demand for payment, protest, notice of nonpayment, notice of dishonor, notice of redemption and all other notices and demands.

SECTION 1.5. No Impairment. The obligations, covenants, agreements and duties of the Sponsor under this Agreement shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

(a) the extension of time for the payment by the Issuer Trust of all or any portion of the Obligations or for the performance of any other obligation under, arising out of, or in connection with, the Obligations;

(b) any failure, omission, delay or lack of diligence on the part of the Beneficiaries to enforce, assert or exercise any right, privilege, power or remedy conferred on the Beneficiaries with respect to the Obligations or any action on the part of the Issuer Trust granting indulgence or extension of any kind; or

(c) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the Issuer Trust or any of the assets of the Issuer Trust (other than the liquidation of the Issuer Trust in accordance with the terms thereof).

There shall be no obligation of the Beneficiaries to give notice to, or obtain the consent of, the Sponsor with respect to the happening of any of the foregoing.

SECTION 1.6. Enforcement. A Beneficiary may enforce this Agreement directly against the Sponsor and the Sponsor waives any right or remedy to require that any action be brought against the Issuer Trust or any other person or entity before proceeding against the Sponsor.

SECTION 1.7. Subrogation. The Sponsor shall be subrogated to all rights (if any) of the Issuer Trust in respect of any amounts paid to the Beneficiaries by the Sponsor under this Agreement; provided, however, that the Sponsor shall not (except to the extent required by mandatory provisions of law) be entitled to enforce or exercise any rights which it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of payment under this Agreement, if, at the time of any such payment, any amounts are due and unpaid under this Agreement.

ARTICLE II

SECTION 2.1. Assignment. This Agreement may not be assigned by either party hereto without the consent of the other, and any purported assignment without such consent shall be void.

SECTION 2.2. Binding Effect. All guarantees and agreements contained in this Agreement shall bind the successors, assigns, receivers, trustees and representatives of the Sponsor and shall inure to the benefit of the Beneficiaries.

SECTION 2.3. Amendment. So long as there remains any Beneficiary or any Trust Preferred Securities are outstanding, this Agreement shall not be modified or amended in any manner adverse to such Beneficiary or to the holders of the Trust Preferred Securities without the consent of such Beneficiary or the holders of the Trust Preferred Securities, as the case may be.

SECTION 2.4. Notices. Any notice, request or other communication required or permitted to be given hereunder shall be given in writing by delivering the same against receipt therefor by facsimile transmission (confirmed by mail), telex or by registered or certified mail, addressed as follows (and if so given, shall be deemed given when mailed or upon receipt of an answer-back, if sent by telex):

If given to the Sponsor:

Fifth Third Bancorp

38 Fountain Square Plaza

Cincinnati, Ohio 45263

Tel: (513) 534-5300

Fax: (513) 534-6757

Attention: Paul L. Reynolds, Executive Vice President, Secretary and General Counsel

If given to the Issuer Trust:

Fifth Third Capital Trust VII

c/o Wilmington Trust Company

Rodney Square North

1100 N. Market Street

Wilmington, Delaware 19890

Tel: (302) 636-6398

Fax: (302) 636-4145

Attention: Michael H. Wass, CCTS

SECTION 2.5. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

THIS AGREEMENT is executed as of the day and year first above written.

FIFTH THIRD BANCORP

By:	/s/ MAHESH SANKARAN
Name: Mahesh Sankaran
Title: Treasurer

FIFTH THIRD CAPITAL TRUST VII

By:	/s/ PAUL L. REYNOLDS
Name: Paul L. Reynolds
Administrative Trustee

5/3 CAPITAL TRUST VII – EXPENSE AGREEMENT